UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019

Commission File Number: 001-36535

GLOBANT S.A.

(Translation of registrant’s name into English)

 37A Avenue J.F. Kennedy

L-1855, Luxembourg

Tel: + 352 20 30 15 96

 (Address of principal executive office)

 Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

GLOBANT S.A.

FORM 6-K

On July 8, 2019, the Luxembourg Stock Exchange (the “Lux SE”) communicated its approval of Globant S.A.’s (the “Company”) request to voluntarily delist the Company’s common shares from the Official List of the Lux SE, effective July 31, 2019. Following the Lux SE delisting, the Company’s common shares will continue to trade on the New York Stock Exchange (the “NYSE”) in the United States under the symbol “GLOB”.

The Company does not anticipate any impact for current investors as a result of the delisting considering there has been no trading of the Company’s common shares on the Lux SE since such shares were listed on that exchange.

The Company will continue to file public reports and make public disclosures in accordance with the rules and regulations of the U.S. Securities and Exchange Commission and the NYSE.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-225731) and on Form S-8 (File Nos. 333-201602, 333-211835 and 333-232022), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBANT S.A.

	By:	/s/ SOL MARIEL NOELLO
Name: Sol Mariel Noello
Title: General Counsel

Date: July 8, 2019